SUCCESS HOLDING GROUP INTERNATIONAL INC.

531 Airport North Office Park

Fort Wayne, Indiana

(260) 490-9990

June 17, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Webb

Re:

Success Holding Group International, Inc.

Form 10-K for Fiscal Year Ended February 28, 2014

File No. 333-188563

Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014

Form 10-Q for the Quarterly Period Ended November 30, 2014
File No. 000-55313

Dear Mr. Webb:

Success Holding Group International, Inc. (the “Company”) hereby submits a response to comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff letter, dated June 16, 2015, addressed to the Company’s Chief Financial Officer, Brian Kistler with respect to the Company’s filings with the Commission referenced above.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-Q for period ended March 31, 2015

Cover Page

1.

We note your response dated April 24, 2015 to comment 2 of our March 25, 2015 letter that you will revise future filings to ensure that the cover page of your periodic reports no longer reflects that you have a class of common stock registered under Section 12 of the Exchange Act. However, the cover page of the Form 10-Q filed on May 20, 2015 continues to reflect that your common stock is registered under Section 12(g) of the Exchange Act. Please revise future filings accordingly.

Response: We note the Staff’s position that the Company does not have a class of common stock registered under Section 12 of the Exchange Act and will revise future filings accordingly.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Richard Friedman at (212) 930-9700.

Very truly yours,

Success Holding Group International, Inc.

By:	/s/ Brian Kistler
Brian Kistler CFO